BPS

8-23699

3/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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05037404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 2 5 2005

| SEC FILE NUMBER |
|---|
| 8- ~~83699~~ |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Research, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3055 Cardinal Drive
(No. and Street)

Vero Beach (City) Florida (State) 32963 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Wiseman, Vice President (772) 231-6689
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A. J. Brackins, CPA., PA
(Name – *if individual, state last, first, middle name*)

1201 -- 19th Place - Suite B-302 (Address) Vero Beach, (City) Florida (State) 32960 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





3/10/05

# OATH OR AFFIRMATION

I, Thomas A. Wiseman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Research, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

Notary Public

Jean P. Hanawalt
MY COMMISSION # DD162896 EXPIRES
January 7, 2007
BONDED THRU TROY FAIN INSURANCE, INC.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES RESEARCH, INC.
Vero Beach, Florida

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2004

A. J. BRACKINS, CPA., PA

CERTIFIED PUBLIC ACCOUNTANTS
1201 - 19TH PLACE
BUILDING ONE , SUITE B-302
VERO BEACH, FLORIDA 32960

MEMBER

FLORIDA INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS

MEMBER

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITOR'S REPORT

February 16, 2005

To The Board of Directors
Securities Research, Inc.
Vero Beach, Florida

We have audited the accompanying statement of financial condition of Securities Research, Inc. as of December 31, 2004, and the related statements of loss and comprehensive loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Research, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A. J. Brackins, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS

E-MAIL: REESE@AJBRACKINSPA.COM
PHONE: (772) 562-6526
FAX: (772) 778-8676

SECURITIES RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

| | |
|---|---|
| Cash | $ 174,922 |
| Receivable from Clearing Broker | 199,801 |
| Refundable income taxes | 42,376 |
| Marketable securities available for sale, at market | 2,123,545 |
| Prepaid expenses | 13,583 |
| Equipment, furniture and fixtures and leasehold improvements at cost net of accumulated depreciation of $ 145,283, using straight-line and accelerated methods | 5,035 |
| Goodwill, net | 153,716 |
| | $2,712,978 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Accounts payable and accrued liabilities | $ 139,675 |
| Total liabilities | 139,675 |
| Stockholder's Equity: | |
| Common stock, $10 par value, authorized 100 shares; issued and outstanding 50 shares | 500 |
| Additional paid-in capital | 1,040,466 |
| Retained earnings | 1,575,006 |
| Accumulated other comprehensive loss | (42,669) |
| Total stockholder's equity | 2,573,303 |
| | $2,712,978 |

Read the accompanying notes to financial statements.

SECURITIES RESEARCH, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

For the Year Ended December 31, 2004

| | |
|---|---|
| Revenue | |
| Commissions | $ 2,653,214 |
| Interest, dividends and gains and losses on marketable securities available for sale | 302,842 |
| | 2,956,056 |
| Expenses | |
| Employee compensation | 1,179,416 |
| Clearing charges | 412,986 |
| Quotation services | 276,110 |
| Occupancy | 160,184 |
| Telephone | 72,374 |
| Office supplies and expenses | 57,713 |
| Payroll taxes | 86,943 |
| Advertising | 69,507 |
| Depreciation | 1,991 |
| Other | 295,860 |
| Total expenses | 2,613,084 |
| Income before income tax | 342,972 |
| Income tax | 113,427 |
| Net Income | 229,545 |
| Other comprehensive loss: | |
| Unrealized holding income arising during the year | 63,872 |
| Reclassification adjustments for income included in net income | (267,257) |
| Other comprehensive loss, before tax | (203,385) |
| Income tax benefit related to other comprehensive loss | 69,150 |
| Other comprehensive loss, net of tax benefit | (134,235) |
| Comprehensive income | $ 95,310 |

Read the accompanying notes to financial statements.

SECURITIES RESEARCH, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2004

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income(Loss) | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2003 | $ 500 | $ 1,040,466 | $ 1,345,461 | $ 91,566 | $2,477,993 |
| Net income | 0 | 0 | 229,545 | 0 | 229,545 |
| Other comprehensive loss | 0 | 0 | 0 | (134,235) | (134,235) |
| Balance, December 31, 2004 | $ 500 | $ 1,040,466 | $ 1,575,006 | $ (42,669) | $2,573,303 |

Read the accompanying notes to financial statements.

SECURITIES RESEARCH, INC.

## STATEMENT OF CHANGES IN LIABILITIES

## SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2004

| | |
|---|---|
| Balance, December 31, 2004 | $ 0 |
| Balance, December 31, 2003 | $ 0 |

Read the accompanying notes to financial statements.

SECURITIES RESEARCH, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Comprehensive income | | $ 95,310 |
| Adjustments to reconcile comprehensive income to net cash used in operating activities: | | |
| Income tax provision | $ 44,277 | |
| Depreciation | 1,991 | |
| Decrease in receivable from clearing broker | 14,068 | |
| Unrealized gain on marketable securities | (63,872) | |
| Increase in accounts payable and accrued liabilities | 38,482 | |
| Total adjustments | | 34,946 |
| Net cash from operating activities | | 130,256 |
| Cash flows from investing activities: | | |
| Purchases of marketable securities available for sale | (1,427,990) | |
| Sales of marketable securities available for sale | 1,188,960 | |
| Net cash used in investing activities | | (239,030) |
| Net decrease in cash | | (108,774) |
| Cash at beginning of year | | 283,696 |
| Cash at end of year | | $ 174,922 |

For purposes of the Statement of Cash Flows, the Company considers money market funds and cash credits with the clearing broker as marketable securities.

| | | |
|---|---|---|
| Amounts paid during 2004 for: | | |
| Income taxes (to the Parent Company) | $ 0 | |
| Interest | $ 0 | |

Read the accompanying notes to financial statements.

## NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2004

### Note 1 - Organization and Summary of Significant Accounting Policies

Organization:

Securities Research, Inc. (the Company) was incorporated on October 16, 1978 under the laws of the State of Florida. The Company is a wholly-owned subsidiary of JATS Corporation, (The Parent Company), Lake Charles, LA. The Company operates as a Broker/Dealer, principally through a fully disclosed correspondent agreement. The home office is located in Vero Beach, Florida. The Company also has other offices in Florida, Virginia, and Connecticut.

Summary of Significant Accounting Policies

Pervasiveness of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Capitalization:

Equipment, furniture and fixtures and leasehold improvements are recorded at cost. Depreciation is provided using both accelerated and straight-line methods over the estimated useful lives of the individual assets.

Investments:

Marketable securities available for sale are valued at market value. Any difference between cost and market is included in other comprehensive income. Realized gains and losses are included in net income or net loss.

Goodwill:

Goodwill represents the excess of the cost of purchased companies over the fair value of the net assets at date of acquisition. In June, 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets." Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead, tested for impairment at least annually. The Company has adopted certain provisions of Statement 142 and, as a result, did not amortize goodwill in 2004. Based on analysis performed, management believes that the adoption of Statement 142 will not result in material transitional adjustments.

Advertising:

The Company charges the cost of media advertising to operations in the period when the expense is incurred.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the Year Ended December 31, 2004

Income Taxes:

Income tax expense is based on pretax financial accounting income and includes deferred taxes, when applicable, for the effects of timing differences between financial accounting income and taxable income. The consolidated current and deferred tax expense of the Parent Company is allocated to members of the group using the taxable income method (as defined in the Income Tax Regulations) under which each member's share of tax expense is allocated based upon it's separate taxable income, disregarding any members taxable loss.

Note 2 - Related Party Transactions

The Parent Company makes payments for State and Federal income taxes as they become due. Because of the net operating loss in 2003, the Company made no payment to the Parent for income taxes in the year 2004.

Note 3 - Exemption from Rule 15c3-3

The Company claims exemption from the Reserve Requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under Section (k)(2) of the rule.

Note 4 - Investments

Investments consist of marketable securities available for sale at market value as follows:

| | |
|---|---|
| Cash account with clearing broker | $ 475,683 |
| Money market funds (cost $389,895) | 389,895 |
| State and municipal debt securities (cost $75,198) | 77,217 |
| Equity securities (cost $1,240,952) | 1,180,750 |
| Total | $ 2,123,545 |

Note 5 - Equipment, Furniture and Fixtures and Leasehold Improvements

Equipment, Furniture and Fixtures and Leasehold Improvements consists of the following:

| | |
|---|---|
| Leasehold improvements | $ 17,828 |
| Furniture and fixtures | 35,152 |
| Machinery and Equipment | 97,338 |
| Total | 150,318 |
| Less accumulated depreciation | (145,283) |
| | $ 5,035 |

Depreciation charged to operations amounted to $ 1,991 for the current year

Note 6 - Stockholder's Equity

The following is a reconciliation of stockholder's equity as reported in the December 31, 2004, unaudited FOCUS report and in the accompanying financial statements.

| | |
|---|---|
| As reported in Focus Report | $ 2,560,881 |
| Audit adjustments: | |
| Provision for income taxes | (44,277) |
| Other audit adjustments | 56,699 |
| As reported in accompanying financial statements | $ 2,573,303 |

Note 7 - Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio of aggregate indebtedness, as defined, to net capital exceeds 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $ 2,167,193 and $250,000, respectively.

Note 8 - Income Taxes

The Company files a consolidated Federal income tax return with it's parent company and separate state income tax returns in several states. Income tax for 2004, based upon statutory rates, is as follows:

| | |
|---|---|
| Income tax on net income | $ 113,427 |
| Income tax benefit on other comprehensive loss | (69,150) |
| Income tax | $ 44,277 |

Note 9 - Operating Leases

Certain equipment and office facilities are leased under operating leases expiring at various times. The minimum future rental commitments including expected renewals under these leases amounts to $ 800,770 for the next five years and are payable as reflected on the following page.

Note 9 - Operating Leases continued:

| Year Ending | Amount |
|---|---|
| 2005 | $160,154 |
| 2006 | 160,154 |
| 2007 | 160,154 |
| 2008 | 160,154 |
| 2009 | 160,154 |

Rent and utilities incurred under all operating leases for the current year amounted to $ 159,927.

Note 10 - Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, receivable from clearing broker, and marketable securities. Marketable securities and cash with a market value of $ 1,733,650 and receivable from clearing broker ($199,801) are held by or due from the Company's clearing broker at December 31, 2004.

Note 11 - Litigation

The Company has not been involved in any litigation during the current fiscal year.

Note 12 - 401(k) Savings Plan

The Company established a 401(k) Savings Plan (the Plan) in 2002, by adopting a prototype plan established by it's payroll service firm. Substantially all employees of the Company who are scheduled to work at least 1,000 hours during each year of employment are eligible to participate in the Plan. Employees can elect to save up to 20% of compensation on a pre-tax basis subject to certain limits. The Company matches the first 3% of employee contributions. Compensation expense for the 401(k) match in 2004 amounted to $ 27,060.

SECURITIES RESEARCH, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO

RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

| | | |
|---|---|---|
| Net Capital: | | |
| Total stockholder's equity | | $ 2,573,303 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Account receivable | $ 1,136 | |
| Refundable income taxes | 42,376 | |
| Prepaid expenses | 13,583 | |
| Property and equipment | 5,035 | |
| Goodwill | 153,716 | 215,846 |
| Net capital before haircuts on securities positions | | 2,357,457 |
| Haircuts on securities | | (190,264) |
| Undue Concentration | | 0 |
| Net Capital | | $ 2,167,193 |
| Aggregate Indebtedness: | | |
| Items included in statement of financial condition: | | |
| Accounts payable and accrued expenses | | $ 139,675 |
| Minimum capital required - the greater of $250,000 or 6 2/3% of aggregate indebtedness | | $ 250,000 |
| Net Capital in Excess of Minimum Requirement | | $ 1,917,193 |
| Ratio of Aggregate Indebtedness to Net Capital | | .0644 to 1 |
| Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2004): | | |
| Net capital, as reported in Company's Part IIA (unaudited) Focus Report | | $ 2,108,502 |
| Audit adjustments | | 58,691 |
| Net capital per computation, December 31, 2004 | | $ 2,167,193 |

A. J. BRACKINS, CPA., PA

CERTIFIED PUBLIC ACCOUNTANTS
1201 - 19TH PLACE
BUILDING ONE , SUITE B-302
VERO BEACH, FLORIDA 32960

MEMBER
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

February 16, 2005

Securities Research, Inc.
Vero Beach, Florida

In planning and performing our audit of the financial statements of Securities Research, Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Securities Research, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. The Company was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recondition of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure on the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 and should not be used for any other purpose.

A. J. Brackins, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS

E-MAIL: REESE@AJBRACKINSPA.COM
PHONE: (772) 562-6526
FAX: (772) 778-8676